Exhibit 99.2

WESTERN INVESTMENT LLC 7050 S. Union Park Center, Suite 590 Midvale, Utah 84047

___________, 2011

Re:           H&Q Life Sciences Investors

Dear Mr. [________]:

Thank you for agreeing to serve as a nominee for election to the Board of Directors of H&Q Life Sciences Investors (“HQL”) in connection with the proxy solicitation that Western Investment LLC and certain of its affiliates (collectively, “Western”) are considering undertaking to nominate and elect directors at HQL’s 2011 annual meeting of stockholders, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Western Solicitation”).  Your outstanding qualifications, we believe, will prove a valuable asset to HQL and all of its stockholders.  This letter will set forth the terms of our agreement.

The members of Western agree to jointly and severally indemnify and hold you harmless against any and all claims of any nature, whenever brought, arising from the Western Solicitation and any related transactions, irrespective of the outcome; provided, however, that you will not be entitled to indemnification for claims arising from your gross negligence, willful misconduct, intentional and material violations of law, criminal actions or material breach of the terms of this agreement; provided further, that this indemnification agreement and all of Western’s obligations hereunder shall not apply to any of your actions or omissions as a director of HQL.  This indemnification will include any and all losses, liabilities, damages, demands, claims, suits, actions, judgments, or causes of action, assessments, costs and expenses, including, without limitation, interest, penalties, reasonable attorneys’ fees, and any and all reasonable costs and expenses incurred in investigating, preparing or defending against any litigation, commenced or threatened, any civil, criminal, administrative or arbitration action, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation asserted against, resulting, imposed upon, or incurred or suffered by you, directly or indirectly, as a result of or arising from the Western Solicitation and any related transactions (each, a “Loss”).

In the event of a claim against you pursuant to the prior paragraph or the occurrence of a Loss, you shall give Western prompt written notice of such claim or Loss (provided that failure to promptly notify Western shall not relieve us from any liability which we may have on account of this Agreement, except to the extent we shall have been materially prejudiced by such failure).  Upon receipt of such written notice, Western will provide you with counsel to represent you.  Such counsel shall be reasonably acceptable to you.  In addition, you will be reimbursed promptly for all Losses suffered by you and as incurred as provided herein.  Western may not enter into any settlement of loss or claim without your consent unless such settlement includes a release of you from any and all liability in respect of such claim.

You hereby agree to keep confidential and not disclose to any party, without the consent of Western, any confidential, proprietary or non-public information (collectively, “Information”) of Western, its affiliates or members of its Schedule 13D group, which you have heretofore obtained or may obtain in connection with your service as a nominee hereunder.  Notwithstanding the foregoing, Information shall not include any information that is publicly disclosed by Western or its affiliates or members of its Schedule 13D group or any information that you can demonstrate is now, or hereafter becomes, through no act or failure to act on your part, otherwise generally known to the public.

Notwithstanding the foregoing, if you are required by applicable law, rule, regulation or legal process to disclose any Information you may do so provided that you first promptly notify Western so that Western or any member thereof may seek a protective order or other appropriate remedy or, in Western’s sole discretion, waive compliance with the terms of this Agreement.  In the event that no such protective order or other remedy is obtained or Western does not waive compliance with the terms of this Agreement, you may consult with counsel at the cost of Western and you may furnish only that portion of the Information which you are advised by counsel is legally required to be so disclosed and you will request that the party(ies) receiving such Information maintain it as confidential.

All Information, all copies thereof, and any studies, notes, records, analysis, compilations or other documents prepared by you containing such Information, shall be and remain the property of Western and, upon the request of a representative of Western, all such information shall be returned or, at Western’s option, destroyed by you, with such destruction confirmed by you to Western in writing.

This letter agreement shall be governed by the laws of the State of New York, without regard to the principles of the conflicts of laws thereof.

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If you agree to the foregoing terms, please sign below to indicate your acceptance.

Very truly yours,

WESTERN INVESTMENT LLC

By:
Name:	Arthur D. Lipson
Title:	Managing Member

ACCEPTED AND AGREED:

___________________________